Filed by First Trust Exchange Traded Fund
                                                         (File Number 811-21774)
                           Pursuant to Rule 425 under the Securities Act of 1933

                                Subject Company: First Trust Value Line 100 Fund
                                                         (File Number 811-21336)




PRESS RELEASE

SOURCE:  First Trust Value Line(R) 100 Fund

FIRST TRUST VALUE LINE(R) 100 FUND BOARD APPROVES REORGANIZATION INTO EXCHANGE-TRADED FUND

LISLE, IL - (BUSINESS WIRE) - February 6, 2007 - First Trust Advisors L.P. (FTA) announced today that the Board of Trustees of First Trust Value Line(R) 100 Fund (AMEX: FVL) and the Board of Trustees of First Trust Exchange-Traded Fund (FTETF) have voted to approve the reorganization of FVL into First Trust Value Line(R) 100 Exchange-Traded Fund (FVLEF), an exchange-traded fund and newly created series of FTETF. Under the terms of the proposed reorganization, which is expected to be tax-free, the assets of FVL would be transferred to, and the liabilities of FVL would be assumed by, FVLEF in exchange for shares of FVLEF. The FVLEF shares would then be distributed to FVL shareholders and FVL would be terminated. The reorganization is subject to certain conditions, including that the reorganization be approved by the shareholders of FVL. A meeting of FVL shareholders is expected to be scheduled for a date on or before May 18, 2007. Any solicitation of proxies by FVL in connection with this shareholder meeting will only be made pursuant to separate proxy materials filed with the U.S. Securities and Exchange Commission (SEC) under applicable federal securities laws. There can be no assurance that the necessary percentage of the shareholders of FVL will vote in favor of the proposed reorganization. Assuming the reorganization is approved by FVL shareholders, the reorganization is anticipated to take place no later than June 25, 2007 and would be effected based upon the respective net asset values of FVL and FVLEF on the immediately preceding business day.

FVL is a diversified closed-end management investment company. FVL's investment objective is to provide capital appreciation. It seeks to outperform the Standard & Poor's 500 Composite Stock Price Index by investing in a diversified portfolio of the 100 common stocks ranked #1 in Value Line's(R) Timeliness(TM) Ranking System. FTA is the investment adviser for FVL.

FVLEF is a diversified series of FTETF, an exchange-traded fund. The investment objective of FVLEF is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called the Value Line(R) 100 Index. The stock selection methodology for the Index is similar to the investment strategy utilized for FVL. The investment adviser for FVLEF will be FTA.

In connection with the proposed reorganization, FVL and FTETF, on behalf of FVLEF, intend to file relevant materials with the SEC, including a Form N-14 combined proxy statement for FVL and prospectus for FVLEF. Because the proxy statement/prospectus will contain important information, FVL's shareholders are urged to read it carefully when it becomes available. When filed with the SEC, the proxy statement/prospectus will be available free of charge at the SEC's website, www.sec.gov. FVL's shareholders will also be able to obtain copies of these documents and other transaction-related documents, when available, by calling FTA toll-free at 800-621-1675. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.



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CONTACT:  Jeff Margolin - 630-915-6784

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SOURCE:  First Trust Value Line(R) 100 Fund